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FOR IMMEDIATE RELEASE                                          FEBRUARY 23, 1998

                      BUTTREY FOOD AND DRUG STORES COMPANY
                      RECEIVES NOTICE FROM ALBERTSON'S INC
                  THAT THE TENDER OFFER PERIOD WILL BE EXTENDED


Great Falls, Montana, February 23, 1998 . . . Buttrey Food and Drug Stores Company (NASDAQ:BTRY) today announced that it has received notice from Albertson's Inc. (NYSE:ABS) that the tender offer originally scheduled to expire 12:00 midnight New York City time on February 23, 1998 will be extended until 12:00 midnight New York City time on April 30, 1998.

           Buttrey has been further informed by Albertson's that all other terms and conditions of its tender offer, including the purchase price of $15.50 per share, remain unchanged.

        Buttrey also stated that it has agreed with Albertson's that the tender offer would be amended to accelerate the expiration date of the offer (and the date on which it will purchase tendered shares) to a date that is not less than ten business days following the date on which all conditions to the offer (including clearance by the FTC) are satisfied, if such change would result in an earlier expiration date. Notice of such amendment will be given promptly by press release and by a mailing to Buttrey stockholders by Albertson's.

        Buttrey also announced that it has received a request for additional information from the Federal Trade Commission with regard to the Premerger Notification and Report Form filed in connection with the proposed acquisition.





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        The Information Agent for the offer is Georgeson & Company Inc., and questions about the offer may be addressed to them by calling (212) 440-9800 or
(800) 223-2064.

Contact:       Wayne S. Peterson
               Senior Vice President and Chief Financial Officer
               Buttrey Food and Drug Stores Company
               601 6th Street S.W.
               Great Falls, Montana 59404
               (406) 454-7280